October 13, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:

Ms. Maryse Mills-Apenteng, Special Counsel

Mr. Ryan Houseal, Attorney-Advisor

RE:	Xunlei Limited’s Request to Withdraw Registration Statements on Form F-1 (Registration No. 333-174782) and Form F-6 (Registration No. 333-175325)

Dear Ms. Mills-Apenteng and Mr. Houseal:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Xunlei Limited (the “Company”) hereby requests that the above-referenced registration statements on Form F-1 originally filed on June 8, 2011, including all exhibits filed therewith and all amendments thereto (the “F-1 Registration Statement”) and Form F-6 originally filed on July 1, 2011, including all exhibits filed therewith (the “F-6 Registration Statement”, together with the F-1 Registration Statement, the “Registration Statements”), be withdrawn, effective as of the date hereof or as soon thereafter as practicable.

In light of the current capital markets condition, the Company has determined not to proceed at this time with the offering and sale of the securities covered by the Registration Statements. Although the Registration Statements were declared effective on July 19, 2011 and July 25, 2011, respectively, by the Securities and Exchange Commission (the “Commission”), none of the Company’s securities have been sold pursuant to the Registration Statements. The Company requests that the Commission consent to this application on grounds that the withdrawal of the Registration Statements is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Xunlei Limited

By:	/s/ Sean Shenglong Zou
	Name:	Sean Shenglong Zou
	Title:	Chief Executive Officer